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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 2)*

                                  Dyntek, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   268180106
                                 (CUSIP Number)

                               December 31, 2005
                  (Date of Event which Requires Filing of this
                                   Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

                                  Page 1 of 5

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP NO. 268180106                                            PAGE 2 OF 5 PAGES


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III

     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [ ]
                                                                         (B) [X]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               5    SOLE VOTING POWER

                    3,631,046
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,618,476
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        3,631,046
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,618,476
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,249,522

     * The shares reported herein consist of (i) 7,787,984 shares of common stock; and (ii) 1,461,538 warrants to purchase common stock.
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.2%
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12   TYPE OF REPORTING PERSON

     IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   See Item 4.

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Introduction:   Due to a clerical error, the reporting person inadvertently stated on Amendment No. 1 to the Schedule 13G filed on September 19, 2005 ("Amendment No. 1") that the reporting person beneficially owned 8,105,522 shares of the Issuer's common stock when in fact the reporting person beneficially owned 8,200,522. Since Amendment No. 1, there have been changes to the reporting person's beneficial ownership of the Issuer's common stock which requires the filing of this calendar year end amendment.

Item 1(a). Name of Issuer:                  Dyntek, Inc.

Item 1(b). Address of Issuers's Principal   19700 Fairchild Road, Suite
           Executive Offices:               350 Irvine, California 92612

Item 2(a). Name of Person Filing:           Lloyd I. Miller, III

Item 2(b). Address of Principal Business    4550 Gordon Drive, Naples,
           Office or, if None, Residence:   Florida 34102

Item 2(c). Citizenship:                     U.S.A.

Item 2(d). Title of Class of Securities:    Common Stock, $0.0001 par value

Item 2(e). CUSIP Number:                    268180106

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

     Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has shared dispositive and voting power with respect to 5,618,476 shares of the reported securities as an investment advisor to the trustee of a certain family trust. The reporting person has sole dispositive and voting power with respect to 3,631,046 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership and (ii) as an individual.

     (a)  9,249,522

     (b)  11.2%

     (c)  (i) sole voting power: 3,631,046

          (ii) shared voting power: 5,618,476

          (iii) sole dispositive power: 3,631,046

          (iv) shared dispositive power: 5,618,476

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     Not Applicable

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Other than shares directly held by Lloyd I. Miller, III, persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

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Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not Applicable

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable

Item 9. NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable

Item 10. CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2006                /s/ Lloyd I. Miller, III
                                        ----------------------------------------
                                        Lloyd I. Miller, III